United States securities and exchange commission logo





                              June 22, 2020

       Shlomi Ben Haim
       Chief Executive Officer
       JFrog Ltd.
       270 E. Caribbean Drive
       Sunnyvale, CA 94089

                                                        Re: JFrog Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 27,
2020
                                                            Correspondence
Letter Submitted June 9, 2020
                                                            CIK No. 0001800667

       Dear Mr. Ben Haim:

              We have reviewed your correspondence letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2020 letter.

       Correspondence Letter Submitted June 9, 2020

       General

   1. We note your response to prior comment 6 that you maintain interests in sovereign debt.
                                                        Please provide more
information on what the sovereign debt investments are and address whether they are
"capital preservation instruments" under Rule 3a-8(a)(4).
   2. We note your representation that you will pass a board resolution pursuant to Rule 3a-
                                                        8(a)(6)(iv) in July
2020 stating that you are primarily engaged in a business other than investing, reinvesting,
owning, holding, or trading in securities. Please confirm that you understand that you
will not be able to rely on Rule 3a-8 until this resolution is adopted.
 Shlomi Ben Haim
FirstName LastNameShlomi Ben Haim
JFrog Ltd.
Comapany NameJFrog Ltd.
June 22, 2020
Page 2
June 22, 2020 Page 2
FirstName LastName
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Allison Berry Spinner, Esq.